UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

 (Check One):   X  Form 10-QSB

For The Quarterly Period Ended March 31, 1999

                    PART I
            REGISTRANT INFORMATION

NEVSTAR GAMING & ENTERTAINMENT CORPORATION
Exact name of small business issuer as specified in its charter


Former name if applicable

313 Pilot Road, Suite B, Las Vegas, Nevada 89119
(Address of principal executive offices)

                   PART II
              RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

   X   YES (a), (b) and (c)

(a) The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expense;

(b) The Form 10-QSB for the three month period ended March 31, 1999, will be filed on or before 5 calendar days after the original due date of the Form 10-QSB.

(c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

                  PART III
                 NARRATIVE

The Registrant's management has been working on a number of time-sensitive matters, including, but not limited to, continued efforts to refinance Company debt. The Registrant's management is also seeking additional qualified accounting persons for employment by the Company in its Mesquite, Nevada and Las Vegas, Nevada accounting departments, including a controller. The Registrant cannot file its Form 10-QSB for the three month period ended March 31, 1999 by May 17, 1999 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mr. Brent Duncan                          (702) 269-1325
     (Name)                        (Area Code and Telephone number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports)been filed? If answer is no,
identify report(s).                       X  YES       NO

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in subject report or portion thereof?
                                             YES     X  NO

Note: The Company incurrred development-stage losses of $2,318,000 related to its pre-opening activities during the nine month period ended March 31, 1998. The Company's newly constructed initial property, the Mesquite Star Hotel & Casino in Mesquite, Nevada ("Mesquite Star"), opened for business on July 1, 1998 and had not stabilized at March 31, 1999. The Company's development-stage losses during the quarter ended March 31, 1998, were $667,000. Losses during the quarter ended March 31, 1999, are estimated to be less than, or comparable to, the quarter ended December 31, 1998.




NEVSTAR GAMING & ENTERTAINMENT CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 17, 1999  By // Brent E. Duncan
                          Brent E. Duncan,
                          Chief Financial Officer and Treasurer